Exhibit 12.1

Pyxis Tankers Inc.

List of Subsidiaries

Company Name	Jurisdiction of Incorporation
Secondone Corporation Ltd.	Malta
Thirdone Corporation Ltd.	Malta
Fourthone Corporation Ltd.	Malta
Seventhone Corp.	Republic of the Marshall Islands
Eighthone Corp.	Republic of the Marshall Islands
Maritime Technologies Corp.	Delaware, U.S.A.

*Each subsidiary is 100% owned by Pyxis Tankers Inc.